August 7, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:                     David Gessert

Re:	First Busey Corporation
Request for Acceleration of Effectiveness of Form S-4
SEC File No. 333-219197 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of First Busey Corporation, as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 1:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Wednesday, August 9, 2017.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

First Busey Corporation

/s/ Robin N. Elliott
Robin N. Elliott
Chief Operating Officer & Chief Financial Officer